May 14, 2007

VIA EDGAR AND FACSIMILE TO (202) 772-9208

Ms. Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infospace, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2006
Filed February 23, 2007
File No. 000-25131

Dear Ms. Collins:

We received your letter dated April 26, 2007 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission on our above-referenced report filed under the Securities Exchange Act of 1934, as amended. Our responses to each comment are provided below. For the Staff’s convenience, each comment from the Letter is restated in bold italics prior to our response to such comment.

Revenue Recognition, Page 58

1. We note that certain agreements related to online revenues contain maximum thresholds for paid searches for which a customer will pay during a specific period of time and that you recognize revenue at the lesser of the amount that would be recorded based on the amount due per search or the amount that would be recognized if revenue was based on a ratable recognition method. Clarify the terms of the arrangements including whether your customers pay a fee up front for the maximum threshold of paid searches over a certain period of time as well as the period over which the maximum thresholds are provided (i.e. monthly, quarterly, annually, etc.). Additionally, clarify whether the maximum thresholds remain the same each period throughout the contract and if not, how this affects your revenue recognition policy. Also, if the maximum thresholds are not met during a period, does the Company reimburse the customer for any amounts paid in advance or do you extend the service period? Please explain and tell us how this impacts your revenue recognition policy.

We note the Staff’s comments and supplementally advise the Staff of the following:

We earn revenues by providing paid search results listings and content from our directory listing customers or our search engine customers. These listings and content are presented on our owned and operated Web sites (e.g., www.Switchboard.com) and our distribution partner web properties, using our meta-search technology. The above referenced revenue recognition disclosure is specific to revenue earned from contracts with certain directory listing customers that provide us content, information and search results. When an end-user conducts a search on either our owned and operated Web sites or web properties of our distribution partners, we earn revenue.

We had one significant contract to which the above revenue recognition disclosure applied. This contract was for the period from January 1, 2004 through December 31, 2004. This contract provided for a maximum amount of revenue that could be earned over the one year contract period. The maximum amount of revenue was based on a stated expected number of end-user searches at a stated rate per search. Under the terms of the contract, we would not be paid for end-user searches above the stated expected number of end-user searches in the contract. The stated rate per search did not change during the year.

We invoiced (and were paid) on a monthly basis, based on the actual number of end-user searches using the stated rate per search in the contract. We were not paid an upfront fee nor would we ever be in a position of having to reimburse the customer to extend the service period.

We exceeded the number of end-user searches during the one year contract period, which is something that we forecasted at the beginning of the contract based on our historical experience with similar agreements for similar services. Because we forecasted that we would substantially exceed (and we ultimately did exceed) the number of end-user searches during the one year period, we recognized revenue on a straight-line basis over the contract period in 2004 rather than on the basis of amounts invoiced throughout the year. Accordingly, we recorded as revenue the lesser of the amount that was billed based on each month’s results and the amount that was computed using a straight-line calculation. This revenue recognition model is consistent with our continuing obligation to provide services over the one year term of the contract.

2. We note your disclosures on page 13 where you indicate that agreements with certain of your major customers require the Company to generate a minimum amount of revenue. If the Company does not reach these minimums, you may receive reduced revenues from your customers or you may be required to compensate your customers for the shortfall. Please explain which customers are subject to these arrangements (i.e. distribution partners or end user advertisers). Tell us how and when you account for these potential shortfalls. Tell us the amount of the discount or reduced revenues granted under these arrangements for each of the last three fiscal years. Also, considering the concessions granted to certain customers, tell us how you determined your fees are fixed and determinable.

We note the Staff’s comments and supplementally advise the Staff of the following:

We have revenue generating contracts with certain search engine customers. Our search engine customers provide paid search results listings and content that support our meta-search technology for web search services to our owned and operated Web sites (e.g., www.dogpile.com) and our distribution partners’ web properties.

The search engine customers generate their revenue from third party advertisers when the third party advertiser’s results are presented. If these advertising results originate from our owned and operated Web sites or from our distribution partner’s web properties, the search engine partner shares a percent of the revenue that it earns with us, based on a stated rate in the contract.

For certain search engine customers, we are required to generate a minimum amount of revenue for these search engine customers to receive the stated contracted revenue share rate. In the event we do not achieve the required minimum revenue requirements, the stated revenue share rate is subject to adjustment, as defined in the contract. These minimum revenue requirements are measured on either monthly or calendar quarter basis, depending on the contract. Accordingly, in the event we fail to achieve the contracted minimum revenue requirement, the revenue share rate is reduced in that period, based on the terms as set forth in the contract. The revenue is therefore fixed and determinable in a given calendar quarter as the actual amount is known shortly after the end of a calendar quarter, and to the extent there is a reduction in revenue, it is recorded and reported in the period in which the shortfall occurred.

In 2004, there were no shortfalls for contracted revenue minimums.

In 2005, we failed to generate contracted revenue minimums for one search engine customer. This resulted in a reduction of the revenue recorded of less than 0.3% from what would have been recognized as revenue under the stated rate in the contract (an aggregate of approximately $244,000) from this search engine customer during the year ended December 31, 2005. This represented less than 0.1% of total revenues recognized during the year ended December 31, 2005. These adjustments were recorded in the quarters in which the shortfalls occurred since such amounts are determined and measured on a quarterly basis.

In 2006, we failed to generate contracted revenue minimums with one other search engine customer. This resulted in a reduction of the revenue of approximately 14.5% from what would have been recognized as revenue under the stated rate in the contract (an aggregate of approximately $6.1 million) from this search engine customer during the year ended December 31, 2006. This is approximately 1.6% of total revenues recognized during the year ended December 31, 2006. These adjustments were recorded in the quarters in which the shortfalls occurred since such amounts are determined and measured on a quarterly basis.

In summation, our revenues earned, subject to certain minimum revenue thresholds, are fixed and determinable in the month or calendar quarter that the amount is earned and are reported in the appropriate period.

3. We note that revenue from distribution partner’s Web property is recognized on a gross basis pursuant to EITF 99-19. In your response letter dated July 2, 2001 the Company indicated that gross accounting was appropriate as you determined that the Company is the primary obligor to the third party advertisers; the Company determines the price of the banner advertising sold; the Company performs all services sold as well as determines the nature, type, characteristics of the services provided to the customer and the Company assumes all credit risk. Please consider revising your disclosures to incorporate this information as to more clearly explain how the Company determined that revenue recognition on a gross basis is appropriate.

We note the Staff’s comments and supplementally advise the Staff of the following:

We have considered the guidance set forth in EITF 99-19, Reporting Revenue Gross as a Principle versus Net as an Agent, and believe that our accounting treatment is appropriate. The Staff has referenced our response letter dated July 2, 2001. We advise the Staff that our revenue sources have changed significantly since this response. In general, beginning in 2003 a significant percent of our revenue was generated through our relationship with search engine customers or directory customers. Through our meta-search technology, we provide paid search results listings and content from our search engine customers and directory listing customers to our owned and operated Web sites (e.g., Dogpile.com, Switchboard.com) and our distribution partner web properties.

We believe that gross presentation is appropriate by consideration of the following factors in accordance with EITF 99-19:

•

We are the primary obligor in the revenue generating relationships with our search engine customers and directory listing customers. Our meta-search technology directs paid search results, content and information from one or all of our search engine customers and directory listing customers. The paid search results, content and information directed to our owned and operated web properties is determined by us. Similarly, paid search results, content and information directed to our distribution partners’ web properties is also determined by us, however, it is based on negotiated and agreed upon terms with our distribution partners.

•

We separately negotiate revenue or unit pricing contracts with each of our search engine customers and directory listing customers. Revenue earned from these contracts are included in our “Revenues” line item on our Consolidated Statement of Operations.

•

We also provide paid search results, content and information to our distribution partner Web properties, using our meta-search technology. As previously mentioned, we are the developer of tools and technology for our own meta-search technology and determine the service specifications and enhancements that are provided to our distribution partners. As such, we not only provide paid search results, content and information from our search engine customers and directory listing customer to our distribution partners, we provide additional technology services, as well as influence how and which search results are delivered back to our distribution partners

•

Additionally, each arrangement with a distribution partner is separately negotiated, with varying revenue sharing rates or unit pricing. Payments made to our distribution partners is accounted for as an expense and is included in the line item “Content and distribution” on the face of our Consolidated Statement of Operations.

•	Lastly, we assume the credit risk for the amount invoiced to the search engine customer or directory listing customer. We are the primary obligor of payments to our distribution partners.

In light of the Staff’s concerns, in the future, we expect to include more detailed information related to the aforementioned factors in our notes to the Consolidated Financial Statements in future filings with the SEC. We plan to include additional information supporting our conclusion that we are the primary obligor in these arrangements, including our ability to determine the search results we provide, our control over the price set for our revenue-generating agreements, and our assumption of credit risk for the amount invoiced to our customers.

Item 9A. Controls and Procedures, page 82

4. We note in your disclosure that management identified a material weakness in your internal controls related to your accounting and disclosure for deferred income taxes and that this material weakness resulted in a material adjustment to the financial statements and related disclosures as of and for the year ended December 31, 2006. Based on your disclosure, it is not clear whether this adjustment impacted any of your prior financial statements, including quarterly reports on Form 10-Q and prior years Form 10-K, or resulted in any adjustments to your financial statements. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. Additionally, provide us with the adjustment referenced in your disclosure, including the dollar amounts, to the Company’s books and records and its financial statements.

We note the Staff’s comments and supplementally advise the Staff of the following:

The material adjustment did not impact any previously issued financial statements filed with the SEC, including quarterly reports on Form 10-Q and on Form 10-K. The material adjustment noted was specifically related to financial statements for the three months ended December 31 2006, which was made prior to the issuance of our Form 10-K for the year ended December 31, 2006.

The material adjustment was solely due to the partial reversal of a deferred income tax asset valuation allowance and the related benefit recorded in our consolidated financial statements. The conclusion for reversal of this valuation allowance occurred in the fourth quarter of 2006.

The material adjustment was a reclassification of $5.3 million benefit from an income tax benefit in the Consolidated Statement of Operations to a credit to stockholders’ equity in the Consolidated Balance Sheets.

Schedule II - Valuation and Qualifying Accounts

5. We note you have omitted a schedule of valuation and qualifying accounts in your Form 10-K. Tell us how considered Item 5-04(a)(2) of Regulation S-X as it relates to disclosing a schedule of valuation and qualifying accounts.

We note the Staff’s comments and supplementally advise the Staff of the following:

Our only valuation accounts are the allowance for doubtful accounts for trade receivables and the valuation allowance related to our deferred income tax assets.

Allowance for Doubtful Accounts, Trade Receivables: The year-end balances have been disclosed on the face of the Consolidated Balance Sheets for all years presented. The allowances for each year-end represent less than one quarter of one percent of our assets for 2004, 2005 and 2006. We believe that the annual activity for that valuation allowance is immaterial and therefore have not included disclosure pursuant to Item 4-02 of Regulation S-X, Items Not Material.

Valuation Allowance, Deferred Income Tax Asset: We have included footnote disclosure for income taxes and presented the year-end balance for all years presented, as well as the credit to expenses for the reduction in the valuation allowance. Any amounts not credited to expenses were credited to stockholders’ equity, goodwill or deferred tax assets. We believe that the footnote disclosure is sufficient to meet the disclosure of information requirements of Item 5-04(a)(2) of Regulation S-X and have historically omitted disclosure pursuant to Item 4-04 of Regulation S-X, Omissions of Substantially Identical Notes.

In light of the Staff’s comments, we will include a schedule of valuation and qualifying accounts for deferred income taxes in our future SEC filings of Form 10-K.

In connection with the foregoing responses to the Staff’s Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectively Submitted,
Infospace, Inc.

/s/ Allen Hsieh
Allen Hsieh
Chief Financial Officer

cc:	R. Bruce Easter, SVP and General Counsel
Mike Reeves, Deloitte & Touche
Jeff Saper, Wilson Sonsini Goodrich & Rosati